

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2020

David Gitlin
Chief Executive Officer
Carrier Global Corp
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

> **Re: Carrier Global Corp**
> **Registration Statement on Form S-1**
> **Filed March 13, 2020**
> **File No. 333-237157**

Dear Mr. Gitlin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Technology

cc: Edward J. Lee, Esq.